Exhibit 1
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FOR IMMEDIATE RELEASE                                             1 October 2007


                              WPP GROUP PLC ("WPP")

                 WPP acquires majority stake in Dawson in China


WPP announces that it has agreed to acquire, subject to regulatory approvals, a 51% stake in Dawson Integrated Marketing Communications ("Dawson"), a leading marketing communications services group in China.

Founded in 1997, Dawson employs 270 people and is based on Guangzhou, with offices in Beijing, Shanghai, Wuhan and Chengdu. Clients include P&G, Nike, Nokia, Yili Milk and Guangdong Mobile.

Dawson's unaudited revenues for the year ended 31 December 2006 were RMB 43.3 million, with gross assets at the same date of RMB 78.4 million.

This investment continues WPP's strategy of developing its business in fast growing markets and sectors.


Contact:                                          + 44 (0)20 7408 2204
Feona McEwan, WPP
www.wpp.com
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